KBL MERGER CORP. IV

30 Park Place, Suite 45E

New York, N.Y. 10007

BY EDGAR

August 28, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Re:	KBL Merger Corp. IV
Amendment No. 1 to Registration Statement on Form S-4
Filed February 10, 2020
File No. 333-234650

Dear Sir / Madam:

On behalf of our client, KBL Merger Corp. IV (the “Company”), we hereby submit this letter in response to the comments set forth in that certain letter dated February 25, 2020 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the Company, relating to Amendment No. 1 to the Registration Statement on Form S-4 that the Company filed with the Commission on February 10, 2020 (File No. 333-234650) (the “Registration Statement”).

The Company is responding to the Staff’s comments by revising the Registration Statement as set forth below. For your convenience, the Staff’s comments have been retyped herein in bold.

Comment 1	-180 Life Sciences Corp. and Subsidiaries
Note 4 – Reorganization and Recapitalization, page F-68

We note your response to our prior Comment 10. Please provide us a chronological summary of your issuances of common stock during 2019 through the date of the reorganization. With respect to each issuance, indicate the number of shares issued, the purchase price per share and the fair value of the shares on date of issuance. Your response should include a detailed explanation of significant factors contributing to the differences in Katexco's share value from January 1, 2019 through the date of the reorganization.

Response

The Company acknowledges the Staff’s comment and notes that we have attached the details of Katexco’s share issuances, chronologically in agreement date order) from January 1, 2019 through July 16, 2019 (the date of the Reorganization) as Exhibit A. Please note that these issuances are presented in Canadian currency. You’ll note that, there are delays between the dates of the agreement and the eventual issuance date, which is due to administrative delays, and delays in receipt of cash for the agreements. In addition, while the Company offered stock to certain individuals at specified prices, sometimes there were delays in between the time of the offer and the investor completing paperwork and submitting cash. That being said, it’s important to note that all of the share issuances related to agreements signed subsequent to January 31, 2019 were transacted and recorded at CAD 0.15 per share.

Comment 2	-180 Life Sciences Corp. and Subsidiaries
Note 11 – Convertible Notes Payable and Convertible Notes Payable, Related Parties, Page F-73

We note that the Senior Notes were amended in January 2020. Please disclose the value of the beneficial conversion feature associated with the Amended Senior Notes.

Response

The Company acknowledges the Staff’s comment and notes that the $329,300 beneficial conversion feature was recorded on the books of 180 Life Sciences Corp. (“180”) in January 2020 and the amount is evident in 180’s condensed consolidated statement of changes in stockholders’ equity for the six months ended June 30, 2020 and it’s disclosed in Note 8 – Convertible Notes Payable in 180’s condensed consolidated financial statements for the six months ended June 30, 2020.

Comment 3	- Note 12 – Commitments and Contingencies
Yissum Research and License Agreement, page F-74

We note that in the event of an IPO, the Company will issue 5% of the issued and outstanding shares, on a fully diluted basis, to Yissum prior to the closing of the IPO. Please tell us what consideration you gave to including this issuance in the pro forma financial statements.

Response

The Company acknowledges the Staff’s comment and notes that the shareholders of 180 will receive an aggregate of 17,500,000 KBL shares in exchange for the 100% of the equity interests of 180. Immediately prior to the Business Combination, Yissum will receive 1,428.5714 shares of 180, but that will not cause KBL to issue any more than 17,500,000 KBL shares. The pro forma financial statements properly reflect the issuance of the 17,500,000 KBL shares to the 180 stockholders.

If you have any further questions or comments, or would like to discuss this response letter or the amended Registration Statement, please feel free to call me at (212) 326-0468.

Sincerely,

/s/ Michael T. Campoli
Michael T. Campoli
Pryor Cashman LLP

cc: Marlene Krauss, M.D.

EXHIBIT A1

KATEXCO SHARE ISSUANCES FROM JANUARY 1, 2019 TO JULY 16, 2019
Date on Agreement	Issue Date	No. of Shares	Price Per Share	Fair Value
5/17/18	06/14/19	8,250,000	$0.020	$165,000
6/1/18	04/18/19	16,250,000	$0.005	$81,250
6/1/18	04/18/19	8,750,000	$0.005	$43,750
6/5/18	06/06/19	8,250,000	$0.020	$165,000
6/5/18	06/06/19	8,250,000	$0.020	$165,000
6/5/18	06/06/19	2,000,000	$0.020	$40,000
6/5/18	06/06/19	400,000	$0.100	$40,000
6/5/18	06/06/19	400,000	$0.100	$40,000
6/30/18	06/06/19	12,000,000	$0.005	$60,000
6/30/18	06/06/19	12,000,000	$0.005	$60,000
6/30/18	06/06/19	12,000,000	$0.005	$60,000
6/30/18	06/06/19	1,000,000	$0.020	$20,000
6/30/18	06/06/19	12,000,000	$0.020	$240,000
6/30/18	06/06/19	1,000,000	$0.020	$20,000
6/30/18	06/06/19	6,000,000	$0.020	$120,000
6/30/18	06/06/19	12,000,000	$0.020	$240,000
6/30/18	06/06/19	12,000,000	$0.020	$240,000
9/22/18	06/06/19	1,000,000	$0.020	$20,000
10/30/18	06/06/19	300,000	$0.020	$6,000
11/5/18	03/06/19	5,000,000	$0.005	$25,000
12/15/18	06/11/19	399,910	$0.100	$39,991
12/15/18	06/11/19	22,740	$0.150	$3,411
1/1/19	06/14/19	7,000,000	$0.020	$140,000
1/8/19	03/19/19	85,000	$0.150	$12,750
1/28/19	06/06/19	1,000,000	$0.020	$20,000
2/16/19	03/19/19	441,667	$0.150	$66,250
2/19/19	04/16/19	166,666	$0.150	$25,000
2/19/19	04/16/19	300,000	$0.150	$45,000
2/20/19	04/16/19	400,000	$0.150	$60,000
2/20/19	04/16/19	400,000	$0.150	$60,000
2/20/19	04/16/19	400,000	$0.150	$60,000

Exhibit A2

KATEXCO SHARE ISSUANCES FROM JANUARY 1, 2019 TO JULY 16, 2019
Date on Agreement	Issue Date	No. of Shares	Price Per Share	Fair Value
2/25/19	03/06/19	66,000	$0.150	$9,900
2/25/19	03/06/19	50,000	$0.150	$7,500
2/26/19	03/06/19	33,500	$0.150	$5,025
2/26/19	03/06/19	16,500	$0.150	$2,475
2/27/19	03/06/19	34,000	$0.150	$5,100
2/27/19	03/19/19	333,000	$0.150	$49,950
3/5/19	03/19/19	50,000	$0.150	$7,500
3/8/19	03/19/19	333,333	$0.150	$50,000
3/8/19	03/19/19	166,667	$0.150	$25,000
3/8/19	03/19/19	20,000	$0.150	$3,000
3/8/19	03/19/19	350,000	$0.150	$52,500
3/8/19	03/31/19	200,000	$0.150	$30,000
3/8/19	06/06/19	706,840	$0.150	$106,026
3/8/19	06/13/19	268,000	$0.150	$40,200
3/10/19	03/31/19	66,667	$0.150	$10,000
3/11/19	03/19/19	66,475	$0.150	$9,971
3/11/19	03/19/19	1,666,680	$0.150	$250,002
3/11/19	03/19/19	166,667	$0.150	$25,000
3/11/19	03/31/19	432,133	$0.150	$64,820
3/12/19	03/19/19	16,667	$0.150	$2,500
3/12/19	03/31/19	26,667	$0.150	$4,000
3/12/19	03/31/19	33,334	$0.150	$5,000
3/13/19	03/31/19	33,333	$0.150	$5,000
3/13/19	03/31/19	66,667	$0.150	$10,000
3/14/19	06/06/19	221,582	$0.150	$33,237
3/19/19	03/19/19	19,000	$0.150	$2,850
3/19/19	03/19/19	670,000	$0.150	$100,500
3/19/19	03/31/19	10,000	$0.150	$1,500
3/19/19	03/31/19	8,000	$0.150	$1,200
3/26/19	03/31/19	894,420	$0.150	$134,163
6/5/19	06/06/19	2,500,000	$0.150	$375,000
6/11/19	06/11/19	242,820	$0.150	$36,423
		159,234,935		$ 3,848,745